Exhibit 24(b)(4)(xii)

FORM OF ENDORSEMENT

[John Hancock Life Insurance Company (U.S.A.)

ENDORSEMENT TERMINATING

"THE PRINCIPAL PLUS FOR LIFE RIDER" ("PPFL Rider")

AND ALL IN FORCE GUARANTEED MINIMUM DEATH BENEFITS

PROVIDED UNDER SUCH RIDER

Provided you are eligible for and have accepted the Offer defined below, this Endorsement amends your Variable Annuity Contract ("Contract") with us. Attach it to your Contract and keep them in a safe place. Except where this Endorsement provides otherwise, it is a part of, and subject to, the other terms and conditions of the Contract. Any capitalized terms not defined in this Endorsement shall have the meaning given to them as defined in the Contract.

In this Endorsement, the terms "we, "our" and ''us'' mean John Hancock Life Insurance Company (U.S.A) and "you" and "your" mean the Owner. Capitalized terms in this Endorsement have the meaning given them in the Contract.

Important Terms

Offer means the offer we made to you in our Offer Letter dated [November 1st 2019] ("Offer Letter").

Offer Period means the period of time as determined by the Company that the Offer will be available to you. We have provided you with a notice of the Offer Period in the Offer Letter.

Enhancement Amount means a dollar amount, if applicable, that will be added to your Contract Value if you accept our Offer to terminate your PPFL Rider. The Enhancement Amount is provided in the Offer Letter.

This Endorsement is issued and will be effective on the Business Day we receive your completed and signed acceptance of our offer, provided you have satisfied all conditions of the Offer Letter and your acceptance is received by us in "good order" as in described in your Contract prospectus. ("Effective Date"). Any applicable Enhancement Amount will be added to your Contract Value. The PPFL Rider and all in force Guaranteed Death Benefits described in your Contract and Riders will immediately terminate. Your Contract itself, however, will remain inforce. On and after the Effective Date, the amount of any Death Benefit will be equal to the Contract Value.

Your acceptance of the Offer is irrevocable, cannot be undone, and we will not reinstate your PPFL Rider or any applicable Guaranteed Death Benefits if you change your mind.

Any applicable Enhancement Amount will be added to your Contract Value on the Effective Date. The Enhancement Amount will be allocated among your Contract Investment Options in accordance with your allocation instructions on file prior to the termination of any Investment Options restrictions described in your PPFL Rider.

On and after the Effective Date, your Contract will no longer be subject to:

•The Investment Options restriction described in your PPFL Rider

•Future withdrawal charges

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•Additional premium payments restrictions

•Guarantee Rider fees

We will treat any amount added to the Contract as incremental earnings and not a Contribution.

If you are enrolled in the Income Plan or Income Made Easy Program, your enrollment will terminate if you accept the Offer. Systematic withdrawals and payments under the automatic required minimum distribution service will not be affected on and after the Effective Date. If you wish to re-enroll in available automated withdrawal services, contact our Annuities Service Center at 1-800-528-0198.

Signed for John Hancock Life Insurance Company (U.S.A.). ]

Secretary

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